12g3-2(b) File No. 82 -4965

mobistar

RECEIVED

2004 MAY 14 A 11:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030097

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

22 April 2004

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 5/17

Press release
21/04/2004

Mobistar books sustained growth

Brussels, 21 April 2004 **During the first quarter of 2004, Mobistar's customer base continued to grow to reach 2,647,157 active customers on 31 March, an increase of 12% in one year. Over the same period, revenue grew by 19% and the ARPU* witnessed an increase of 4%.**

On 31 March 2004, Mobistar had a total of 2,647,157 active customers, compared to 2,359,360 active customers on 31 March 2003. This represents an increase of 287,797 cards in twelve months.

Turnover (total income from mobile and non-mobile services and sales of equipment) witnessed even stronger growth. First quarter 2004 turnover stood at 316.4 million euros, compared to 265.1 million euros one year ago.

ARPU* for its part grew by 4% over one year. On 31 March 2004, the figure stood at 35.1 euros per month per active customer against 33.9 euros per month per active customer at the end of March 2003.

* ARPU = Average Revenue Per User, calculated on a 12 months rolling average basis.